UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53361

CUSIP NUMBER 27888N307

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecoark Holdings, Inc.

Full Name of Registrant

303 Pearl Parkway, Suite 200

Address of Principal Executive Office (Street and Number)

San Antonio, TX 78215

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Ecoark Holdings, Inc. (the “Company”) is unable to file the Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense, since the Company was negotiating the definitive terms of a material transaction pursuant to a Share Exchange Agreement which was signed on February 8, 2023, as disclosed on a Current Report on Form 8-K filed on February 14, 2023. The Company expects to file the Form 10-Q on or prior the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the operations of White River Energy Corp and Wolf Energy Services, Inc. are reflected as discontinued operations, the Company expects to report no revenue in the nine months ended December 31, 2022 compared to $17,455 of revenue in the nine months ended December 31, 2021 which related to the Bitcoin mining operation. The Company expects to report cost of revenues of approximately $229,534 and loss from continuing operations before other income (expense) of approximately $(18,179,841) for the nine months ended December 31, 2022, compared to cost of revenues of $92,823 and loss from continuing operations before other income (expense) of $(10,850,421) for the nine months ended December 31, 2021. The difference in loss from continuing operations is primarily due to an increase in salaries and salaries related costs arising from the stock-based compensation, as well as an increase in depreciation, amortization and impairment of approximately related to related to the impairment of the miners that Agora Digital Holdings, Inc. (“Agora”) had purchased as it has moved to a hosting model from a mining model for Bitcoin.

The Company expects to report total other income of approximately $8,014,924 in the nine months ended December 31, 2022, compared to total other income of $14,741,253 in nine months ended December 31, 2021, with the difference primarily attributable to a reduction in change in fair value of warrant derivative liabilities, partially offset by an increase in preferred stock derivative liability.

The Company expects to report net loss from continuing operations for the nine months ended December 31, 2022 of approximately ($10,164,917) as compared to net income from continuing operations of $3,890,832 for the nine months ended December 31, 2021. The decrease was primarily attributable to increases in salaries and salaries related costs in the period ended 2022 and our impairment charge in the period ended 2021, partially offset by the change in the fair value of the derivative liabilities and the change of the preferred stock liability.

The Company expects to report net income (loss) of approximately $(33,009,124) for the nine months ended December 31, 2022 compared to net income (loss) of approximately $982,213 for nine months ended December 31, 2021. The decrease primarily related to losses on discontinued operations from the sale of the Company’s subsidiaries, in addition to the net loss from continuing operations described above.

The expected results of operation set forth above are subject to change and completion of the auditor’s review.

Ecoark Holdings, Inc.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2023	By:	/s/ Randy S. May
Randy S. May
	Title:	Chief Executive Officer

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